INTER&CO, INC.

BANCO INTER GAINS FEDERAL RESERVE APPROVAL TO ESTABLISH U.S. BANKING BRANCH

INTER&CO, INC. (Nasdaq: INTR and B3: INBR32) ("Inter&Co" or "Company") hereby announces that Banco Inter S.A. ("Banco Inter") has received approval from the Federal Reserve ("FED") and the Florida Office of Financial Regulation ("OFR") to establish an international banking branch in Miami, Florida.

The authorization will allow Banco Inter to optimize its global franchise with a more efficient funding mix, reduced servicing costs, enhanced user experience, and faster time-to-market for new products.

This milestone approval allows Inter to expand its financial services in the U.S. for both individual and business clients, strengthening its global presence. According to João Vitor Menin, Global CEO, "The U.S. branch reinforces our position in the international financial system and supports our ambition to become a global platform."

Belo Horizonte, January 16th, 2026.

RAFAELA DE OLIVEIRA VITÓRIA
Head of Investor Relations